

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

Via E-mail
Edward P. Smolyansky
Chief Financial and Accounting Officer
Lifeway Foods, Inc.
6431 West Oakton St.
Morton Grove, IL 60053

> **Re: Lifeway Foods, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 30, 2013**
> **File No. 0-17363**

Dear Mr. Smolyansky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please file the form of proxy card that will accompany your proxy statement.

2. On page 2 of your proxy statement, you combine the say-on-pay vote and the say-on-pay frequency vote as one item "4." Please separate these out into separately numbered items consistent with the way the two proposals are identified and numbered later in the proxy statement.

Proposal 2, page 17

3. You are proposing amendments to your Articles of Incorporation. Please enhance your disclosure to show the changes that the proposed amendments would make to the

language of the Articles of Incorporation. We also note that the version of the Articles of Incorporation incorporated by reference as an exhibit to your Form 10-K for the year ended December 31, 2012 (which incorporates the Articles by reference to Exhibit 3.5 to the Form 10-QSB filed August 8, 2000) appears to be an amendment. Please clarify whether this is an amendment or the complete Articles of Incorporation. If the former, please file the complete Articles of Incorporation.

4.   We note your statement in Proposal 2 that certain provisions of your Articles of Incorporation "should be revised and updated to include and revise certain provisions that were previously addressed in the Company's Amended and Restated Bylaws." Please clarify whether you will make revisions to your Bylaws if your shareholders approve the proposed amendments to the Articles. If so, please describe the changes to the Bylaws and show how they will affect the current language of the Bylaws.

5.   Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 provides that the form of proxy shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. Furthermore, Rule 14a-4(b)(1) provides that the person solicited by a proxy shall be afforded an opportunity to approve, disapprove or abstain with respect to each separate matter. In this regard, we are concerned that you may have bundled together multiple separate matters in Proposal 2. In adopting its unbundling rules, the Commission stated that the rules served the following purposes: "to permit shareholders to communicate to the board of directors their views on each of the matters put to a vote, and not be forced to approve or disapprove a package of items and thus approve matters they might not if presented independently." See Exchange Act Release No. 34-30849 (Jun. 23, 1992). Please provide us with your analysis as to whether the matters in Proposal 2 are separate matters that are required to be unbundled.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director